UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 9, 2006

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Earnings Release
Siemens Segment Information (continuing operations — preliminary and unaudited)
Siemens Consolidated Statements of Income (preliminary and unaudited)
Siemens Consolidated Statements of Cash Flow (preliminary and unaudited)
Siemens Consolidated Balance Sheets (preliminary and unaudited)
Economic Value Added (EVA)
Signatures

Key figures (1)

		Fiscal year (2)		4th quarter (3)
		2006	2005	2006	2005
	Income from continuing operations	3,160	3,058	640	497
	(in millions of euros)
	Loss from discontinued operations, net of income taxes	(54)	(810)	(26)	(420)
	(in millions of euros)
	Net income	3,106	2,248	614	77
	(in millions of euros)

	Earnings per share from continuing operations (4)	3.55	3.43	0.72	0.56
	(in euros)
	Loss per share from discontinued operations (4)	(0.06)	(0.91)	(0.03)	(0.47)
	(in euros)
	Earnings per share (4)	3.49	2.52	0.69	0.09
	(in euros)

	Net cash from operating and investing activities (5)	739	(1,489)	(610)	659
	(in millions of euros)
therein:	Net cash provided by operating activities	5,174	4,217	2,537	2,944
	Net cash used in investing activities	(4,435)	(5,706)	(3,147)	(2,285)

	Group profit from Operations (5)	5,256	4,687	1,251	926
	(in millions of euros)

	New orders (5)	96,259	83,791	22,616	23,596
	(in millions of euros)

	Sales (5)	87,325	75,445	23,923	22,106
	(in millions of euros)

	September 30, 2006	September 30, 2005
Employees (5) (in thousands)	475	461
Germany	161	165
International	314	296

(1)	Preliminary and unaudited, focused on continuing operations. (Discontinued operations consist of discontinued mobile devices activities).
(2)	October 1, 2005 and 2004 — September 30, 2006 and 2005, respectively.
(3)	July 1, 2006 and 2005 — September 30, 2006 and 2005, respectively.
(4)	Earnings per share — basic.
(5)	Continuing operations.

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Earnings Release
Munich, November 9, 2006

Siemens in fiscal 2006 (ended September 30, 2006)

•	Net income was €3.106 billion and earnings per share were €3.49, both 38% higher than a year earlier. Income on a continuing basis was €3.160 billion, up 3%.

•	Group profit from Operations was €5.256 billion, an increase of 12% year-over-year.

•	Sales rose 16%, to €87.325 billion, on a balance of organic growth and acquisitions, and orders increased 15%, to €96.259 billion.

•	On a continuing basis, net cash provided by operating and investing activities was €739 million in fiscal 2006 compared to net cash used of €1.489 billion a year earlier.

•	Siemens management proposes a dividend of €1.45 per share compared to €1.35 per share a year earlier.

“We achieved a great deal in an eventful year, particularly in shaping Siemens for profitable growth,” said Siemens CEO Klaus Kleinfeld. “We executed a major part of our strategic reorientation of Information and Communications and Logistics and Assembly Systems while building on our strengths with focused acquisitions in energy, industrial automation, and healthcare. Sales and order growth for the year confirmed that our portfolio is well aligned with customer demands. In fiscal 2007, we expect topline growth at double the rate of global gross domestic product growth, adjusted for divestments. We also expect all our Groups to reach their target margins. We are positioned more strongly than ever to achieve this goal and bring the benefits to our bottom line.”

For fiscal 2006, ended September 30, 2006, Siemens reported net income of €3.106 billion, up 38% compared to €2.248 billion a year earlier. Basic and diluted earnings per share rose to €3.49 and €3.33, respectively, from €2.52 and €2.42 a year earlier. Income from continuing operations was €3.160 billion, a 3% increase from €3.058 billion a year earlier. Basic and diluted earnings per share from continuing operations were €3.55 and €3.39, respectively. A year earlier, basic and diluted earnings per share from continuing operations were €3.43 and €3.29, respectively.

Group profit from Operations for the fiscal year was €5.256 billion, up 12% from €4.687 billion a year earlier, as a majority of the Groups in Operations posted higher profits year-over-year. Major earnings contributions came from Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV), Osram, and Power Transmission and Distribution (PTD). Severance charges at Communications (Com) were higher year-over-year, at €393 million compared to €113 million. This rise was partially offset by higher gains on sales of shares in Juniper Networks, Inc. (Juniper), which increased to €356 million in fiscal 2006 from €208 million a year earlier. Severance charges rose at Siemens Business Services (SBS) as well, totaling €393 million compared to €228 million. A year earlier, SBS also took a goodwill impairment of €262 million. The net effect of severance, Juniper gains and the goodwill impairment was a negative €430 million in fiscal 2006 compared to a negative €395 million in the prior year.

Income before income taxes from our Financing and Real Estate business was €429 million compared to €463 million a year earlier. Corporate Treasury activities contributed €289 million income before income taxes in the current period compared to €298 million in fiscal 2005.

Sales of €87.325 billion rose 16% year-over-year, led by double-digit sales growth at A&D, Industrial Solutions and Services (I&S), PG and PTD. Orders increased 15%, to €96.259 billion, on strong demand at the Groups mentioned above as well as Siemens Building Technologies (SBT) and Transportation Systems (TS). Growth through acquisitions included Electrium Limited at A&D, Wheelabrator Air Pollution Control, Inc. at PG, and Diagnostic Products Corporation (DPC) at Med, all in fiscal 2006, as well as VA Technologie AG (VA Tech), Flender Holding GmbH and Robicon Corp., all acquired late in fiscal 2005. Sales and orders in fiscal 2006 also reflect significant divestments, primarily the Product Related Services (PRS) business at SBS and Dematic GmbH & Co. KG (Dematic), a distribution and industry logistics business held within Other Operations. Excluding the net effect of acquisitions and dispositions and currency translation effects, growth for Siemens worldwide on an organic basis was 8% in sales and 6% in orders. From a geographic perspective, international markets were the primary source of topline growth in fiscal 2006, including a 19% rise in sales and an 18% increase in orders. Sales and orders in Germany rose 4% and 1%, respectively, compared to the prior year.

On a continuing basis, operating and investing activities within Operations provided net cash of €623 million in fiscal 2006 compared to net cash used of €1.222 billion in fiscal 2005. Outflows for acquisitions and investments totaled approximately €2.4 billion, including approximately €1.3 billion to acquire DPC in the fourth quarter of fiscal 2006. Cash used for acquisitions and investments a year earlier totaled approximately €3.0 billion, primarily for the fiscal 2005 acquisitions mentioned above. While fiscal 2006 benefited from €1.127 billion in proceeds from the sale of Siemens’ remaining shares in Infineon Technologies AG (Infineon), fiscal 2005 included €1.496 billion in cash used for supplemental contributions to Siemens pension plans. Both periods included significant cash used for net working capital associated with business growth. Severance payments at Com and SBS used €612 million in the current period, compared to €171 million a year earlier. Within Financing and Real Estate and Corporate Treasury activities, net cash from operating and investing activities was €116 million compared to a negative €267 million a year earlier. For Siemens on a continuing basis, net cash from operating and investing activities was €739 million in fiscal 2006 compared to net cash used of €1.489 billion a year earlier.

Siemens results for the fourth quarter of fiscal 2006
Fourth-quarter sales were €23.923 billion, up 8% year-over-year. Fourth-quarter orders of €22.616 billion came in 4% below the prior-year quarter, which included a higher number of large orders particularly at PG and TS. On an organic basis, fourth-quarter sales rose 10% and orders were down 2%. Group profit from Operations increased 35% compared to the fourth quarter a year earlier, on rising profits at most Groups.

Income from continuing operations was €640 million, up from €497 million in the prior-year quarter. Basic and diluted earnings per share from continuing operations increased to €0.72 and €0.69, respectively. Net income was €614 million, up from €77 million in the fourth quarter a year ago which included a significant loss at the discontinued mobile devices business. Basic and diluted earnings per share for the fourth quarter thus increased to €0.69 and €0.66, respectively. On a continuing basis, net cash used by operating and investing activities was €610 million in the fourth quarter, including the DPC acquisition mentioned above, compared to net cash provided of €659 million in the same period a year earlier.

Operations in fiscal 2006

Information and Communications

Communications (Com)

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	(82)	57			283	421	(33)%
Group profit margin	(2.2)%	1.6%			2.2%	3.5%

Sales	3,718	3,495	6%	7%	13,080	12,201	7%	4%
New orders	3,292	3,318	(1)%	(1)%	13,571	12,869	5%	2%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 1% on orders.
**	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 1% on sales and orders.

Sales at Com rose 7% compared to fiscal 2005, to €13.080 billion, and orders were up 5%, at €13.571 billion. Group profit was €283 million compared to €421 million a year earlier, as severance charges increased to €393 million from €113 million a year earlier. This rise was partly offset by higher gains on sales of Juniper shares, which were €356 million compared to €208 million a year earlier. Profitability improved significantly in the carrier business, where sales rose to €9.819 billion from €8.867 billion a year earlier. In contrast, the enterprise business saw sales decline to €3.338 billion from €3.455 billion, and posted a larger loss than in the prior year. As part of its previously announced severance program, the enterprise business took the majority of the charges mentioned above.

In the fourth quarter of fiscal 2006, profitable growth in the carrier business lifted sales at Com 6% compared to the same period a year earlier, to €3.718 billion, while orders of €3.292 billion came within 1% of the prior-year quarter. Operating losses in the enterprise business and €195 million in severance charges led to a loss of €82 million for Com as a whole compared to fourth-quarter Group profit of €57 million a year earlier.

Siemens Business Services (SBS)

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	(27)	(427)	94%		(549)	(690)	20%
Group profit margin	(2.1)%	(28.4)%			(10.6)%	(12.8)%

Sales	1,277	1,502	(15)%	4%	5,157	5,373	(4)%	2%
New orders	1,095	1,801	(39)%	(20)%	5,014	6,531	(23)%	(16)%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of (18)% on sales and orders.
**	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of (7)% and (8)% on sales and orders, respectively.

SBS narrowed its loss year-over-year to €549 million, including €393 million in severance charges. For comparison, the prior year included a goodwill impairment of €262 million in the Operation Related Services (ORS) business and €228 million in severance charges, only partly offset by a €26 million gain on the sale of an investment. As part of its strategic reorientation, SBS divested its PRS business midway through the fiscal year. Fiscal 2006 sales of €5.157 billion were consequently lower than the level a year earlier. Orders of €5.014 billion were also lower than the prior-year level, due to the PRS divestment as well as more selective order intake and a reduction in major orders year-over-year.

In the fourth quarter, SBS posted a substantially smaller loss compared to the prior-year period, in part due to improved operational performance stemming from previous capacity reductions. For comparison, the fourth quarter a year earlier also included the ORS goodwill impairment, the investment gain and a majority of the severance charges mentioned above.

Automation and Control

Automation and Drives (A&D)

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	451	344	31%		1,572	1,253	25%
Group profit margin	12.7%	10.9%			12.2%	12.1%

Sales	3,551	3,170	12%	12%	12,848	10,366	24%	9%
New orders	3,468	2,947	18%	18%	14,108	10,674	32%	13%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 2% on sales and orders.
**	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 13% and 17% on sales and orders, respectively.

Beginning in fiscal 2006, A&D includes the Electronics Assembly Systems division on a retroactive basis, to present a meaningful comparison with prior periods. The division was formerly part of the Logistics and Assembly Systems Group (L&A), which was dissolved as of the beginning of fiscal 2006.

A&D delivered Group profit of €1.572 billion, up 25% compared to the prior year even as the Group made significant investments to build up distribution in major growth markets. Acquisitions made late in fiscal 2005 and early fiscal 2006 contributed to earnings growth for the year. Sales for fiscal 2006 overall rose 24%, to €12.848 billion, and orders climbed 32%, to €14.108 billion, as the Group added acquired volume to organic growth on a Group-wide basis. Demand was well distributed regionally, including topline growth in Asia-Pacific well above 50% year-over-year.

In the fourth quarter, A&D posted Group profit of €451 million, up 31% year-over-year. Fourth-quarter sales rose 12% year-over year, to €3.551 billion, and orders were up 18%, at €3.468 billion, primarily on an organic basis.

Industrial Solutions and Services (I&S)

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	82	60	37%		289	167	73%
Group profit margin	3.3%	2.8%			3.3%	2.6%

Sales	2,477	2,146	15%	15%	8,819	6,307	40%	14%
New orders	2,129	2,184	(3)%	(4)%	9,025	7,189	26%	(2)%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 2% and 3% on sales and orders, respectively.
**	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 24% and 26% on sales and orders, respectively.

Beginning in fiscal 2006, I&S includes the Airport Logistics and Postal Automation divisions, formerly of L&A, on a retroactive basis.

Group profit at I&S rose to €289 million, up 73% compared to the prior year, due primarily to the metallurgy business included in the VA Tech acquisition in the fourth quarter of fiscal 2005. Profitability improved in part due to sales channel synergy associated with the acquisition. Sales for the fiscal year rose 40%, to €8.819 billion, including double-digit organic growth, and orders were up 26%, at €9.025 billion. For comparison, the prior year included a particularly large order in the fourth quarter.

In the fourth quarter, Group profit of €82 million was up 37% compared to the same period a year earlier, and sales rose 15%, to €2.477 billion, primarily on organic growth. Orders came in at €2.129 billion, below the prior-year quarter which included the large order mentioned above.

Siemens Building Technologies (SBT)

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	87	84	4%		234	181	29%
Group profit margin	6.2%	6.5%			4.9%	4.1%

Sales	1,403	1,300	8%	9%	4,796	4,415	9%	7%
New orders	1,402	1,163	21%	22%	5,235	4,518	16%	13%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 1% on sales and orders.
**	Excluding currency translation effects of 1% and 2% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

In fiscal 2006, SBT continued to improve its profitability, posting a 29% increase in Group profit to €234 million. The Group’s fire safety and security business contributed strongly to the increase in Group profit. Sales for the year rose 9% compared to the prior year, to €4.796 billion, and orders climbed 16% to €5.235 billion. All the Group’s divisions contributed to business growth, including greater penetration of their installed base and success in services.

In the fourth quarter, Group profit increased 4% compared to the prior-year period, to €87 million. Fourth-quarter sales rose 8%, to €1.403 billion, and orders increased 21%, to €1.402 billion.

Power

Power Generation (PG)

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	145	256	(43)%		782	951	(18)%
Group profit margin	5.0%	10.9%			7.8%	11.8%

Sales	2,924	2,345	25%	23%	10,086	8,061	25%	19%
New orders	2,738	3,318	(17)%	(22)%	12,532	10,964	14%	5%

*	Excluding currency translation effects of (2)% and (1)% on sales and orders, respectively, and portfolio effects of 4% and 6% on sales and orders, respectively.
**	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of 5% and 8% on sales and orders, respectively.

A combination of focused acquisitions and robust organic growth, particularly in the fossil power generation business, generated a 25% increase in sales year-over-year, to €10.086 billion. Orders of €12.532 billion were up 14% compared to fiscal 2005, including a very large power generation contract in the Middle East. The wind power business significantly increased its earnings and profit margin, and won two large U.S. contracts that nearly tripled orders year-over-year. The fossil power generation business saw a significant decline in earnings, due in part to the bankruptcy of a consortium partner and charges related to major projects. In addition, equity earnings from PG’s stake in a European joint venture declined by €106 million and turned negative. These factors limited Group profit for PG overall to €782 million compared to €951 million a year earlier. While PG expects its earnings margin to return to the target range in fiscal 2007, the earnings volatility of equity investments could continue to affect the Group’s profitability.

The fourth quarter included the majority of the joint venture and project charges mentioned above, holding Group profit below the level in the same period a year earlier. Orders of €2.738 billion were also lower than the prior-year quarter, which included a high number of major orders. Sales for the fourth quarter rose 25% year-over-year, to €2.924 billion.

Power Transmission and Distribution (PTD)

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	112	72	56%		390	212	84%
Group profit margin	6.1%	4.6%			6.0%	5.0%

Sales	1,839	1,581	16%	14%	6,509	4,250	53%	27%
New orders	1,683	1,638	3%	2%	8,028	5,283	52%	29%

*	Excluding currency translation effects of (3)% on sales and orders, and portfolio effects of 5% and 4% on sales and orders, respectively.
**	Excluding currency translation effects of 3% and 4% on sales and orders, respectively, and portfolio effects of 23% and 19% on sales and orders, respectively.

In fiscal 2006, PTD recorded rapid growth in Group profit, sales and orders in a strong global market for secure, high-efficiency power transmission and distribution. Group profit rose 84%, to €390 million for the year, as PTD leveraged improved operating performance into a much larger revenue base resulting from its portion of the VA Tech acquisition. Sales rose 53%, to €6.509 billion, and orders increased 52%, to €8.028 billion, on a balance of Group-wide organic growth and acquired volume.

In the fourth quarter, PTD’s improved profitability delivered a 56% increase in Group profit on a 16% rise in sales compared to the fourth quarter a year earlier, which included charges related to a project in the Commonwealth of Independent States (CIS). Orders rose more modestly, in part due to comparison with a prior-year period that included a higher number of large orders, particularly in the High Voltage division.

Transportation

Transportation Systems (TS)

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	20	15	33%		80	45	78%
Group profit margin	1.4%	1.3%			1.8%	1.1%

Sales	1,446	1,161	25%	25%	4,502	4,190	7%	5%
New orders	743	1,590	(53)%	(53)%	6,173	4,599	34%	32%

*	Excluding currency translation effects of (1)% on sales, and portfolio effects of 1% on sales.
**	Excluding currency translation effects of 1% on orders, and portfolio effects of 2% and 1% on sales and orders, respectively.

TS posted a solid increase in earnings in fiscal 2006, on improved project execution. Group profit of €80 million was up 78% year-over-year, and higher in all four quarters compared to corresponding periods of fiscal 2005. Broad-based growth increased sales for TS overall by 7%, to €4.502 billion. The Group’s order backlog continued to rise on a 34% increase in orders, to €6.173 billion, including especially high order volume in the first quarter. Highlights for the full year include large contracts for trains in China, Russia (including a substantial maintenance contract), Spain and Austria.

Fourth-quarter Group profit rose 33%, to €20 million, on a 25% increase in sales. Fourth-quarter orders came in below the prior-year quarter, which included a number of large contract wins.

Siemens VDO Automotive (SV)

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	171	148	16%		669	630	6%
Group profit margin	7.3%	6.1%			6.7%	6.6%

Sales	2,350	2,411	(3)%	(3)%	10,017	9,610	4%	1%
New orders	2,354	2,417	(3)%	(3)%	10,014	9,787	2%	(1)%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 1% on sales and orders.
**	Excluding currency translation effects of 2% on sales and orders, and portfolio effects of 1% on sales and orders.

In fiscal 2006, SV continued to invest in advanced solutions, such as for hybrid electric vehicles, advanced driver assistance systems (ADAS) and electronic wedge brakes, while increasing its competitiveness through cost-reduction programs. Group profit rose 6%, to €669 million, including both higher research and development (R&D) expenses and gains on divestments. Sales and orders rose to €10.017 billion and €10.014 billion, respectively.

Fourth-quarter Group profit rose to €171 million, up 16% compared to the prior-year quarter which included negative income from an investment. Fourth-quarter sales and orders came in 3% lower year-over-year, at €2.350 billion and €2.354 billion, respectively, reflecting conditions in the U.S. automobile industry.

Medical

Medical Solutions (Med)

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	324	302	7%		1,061	976	9%
Group profit margin	13.7%	13.3%			12.9%	12.8%

Sales	2,359	2,275	4%	5%	8,227	7,626	8%	5%
New orders	2,994	2,569	17%	18%	9,334	8,641	8%	6%

*	Excluding currency translation effects of (3)% and (4)% on sales and orders, respectively, and portfolio effects of 2% and 3% on sales and orders, respectively.
**	Excluding currency translation effects of 2% and 1% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

Med was again a top earnings performer, with €1.061 billion in Group profit in fiscal 2006. Broad-based earnings increases in the Group’s diagnostics imaging businesses more than offset increases in R&D investments compared to the prior year. CTI Molecular Imaging, Inc. (CTI), acquired in the third quarter of fiscal 2005, also contributed to earnings growth for the year. Sales and orders both rose 8% compared to a year earlier, to €8.227 billion and €9.334 billion, respectively.

Med finished the fiscal year with a strong fourth quarter, including record levels for sales and orders and Group profit of €324 million, up 7% compared to the prior-year period. The Group also acquired DPC, a leading provider of in-vitro clinical diagnostics, during the quarter. Including this new volume, sales rose 4%, to €2.359 billion, and orders climbed 17% to €2.994 billion.

The purchase price for DPC, including cash acquired, was approximately €1.4 billion. The transaction closed at the end of July, two months before the end of Siemens’ fiscal year. During fiscal 2006, Siemens also announced the acquisition of the Diagnostics division of Bayer AG, which is strongly positioned in the fast-growing field of immunodiagnostics. This transaction, with a purchase price of approximately €4.2 billion, has received regulatory approval and is expected to close in the first half of fiscal 2007. The two acquisitions substantially expand Med’s total available market and bring the Group new capabilities that are highly complementary to its existing offerings.

Lighting

Osram

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2006	2005	Actual	Adjusted*	2006	2005	Actual	Adjusted**
Group profit	113	117	(3)%		481	465	3%
Group profit margin	10.2%	10.4%			10.5%	10.8%

Sales	1,110	1,122	(1)%	2%	4,563	4,300	6%	4%
New orders	1,110	1,122	(1)%	2%	4,563	4,300	6%	4%

*	Excluding currency translation effects of (3)% on sales and orders.
**	Excluding currency translation effects of 2% on sales and orders.

In fiscal 2006, Osram stepped up its commitment to its fastest-growing markets, including an expansion of sales efforts in Asia-Pacific, and increased up-front investments in innovative products. Group profit rose 3% to €481 million. Sales and orders rose 6%, to €4.563 billion, on regionally balanced growth.

Fourth-quarter sales and orders came in at €1.110 billion, nearly level with the prior year. The increased investment mentioned above was particularly evident in the fourth quarter, when Group profit was €113 million compared to €117 million a year ago.

Other Operations

Other Operations consist of centrally held operating businesses not related to a Group, such as joint ventures and equity investments. In fiscal 2006 (retroactively to fiscal 2005), Other Operations include Siemens’ home and office communications products unit (SHC), which was carved out of Com, and Dematic, which was carved out of the former Logistics and Assembly Systems Group. Other Operations also include a portion of the VA Tech acquisition. In aggregate, sales from Other Operations were €4.828 billion compared to €4.220 billion in the prior year, with VA Tech accounting for much of the increase. Dematic was divested at a loss of €53 million in the fourth quarter. Group profit from Other Operations was a negative €36 million compared to a positive €76 million a year earlier. Equity investments were the main earnings contributors in both the current and prior year, and Dematic reduced its negative result year-over-year despite the loss on the sale. SHC posted a loss compared to positive earnings in fiscal 2005.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations totaled a negative €1.248 billion in fiscal 2006 compared to a negative €1.072 billion in fiscal 2005. Corporate items were a negative €616 million in fiscal 2006 compared to a negative €537 million a year earlier. Within Corporate items, a significant investment in information technology was the major factor in higher central costs in fiscal 2006 compared to the prior year. Corporate items benefited in fiscal 2006 from the sale of an investment and settlement of an arbitration proceeding, while gains on sales of shares in Infineon and Epcos AG were partly offset by an impairment on shares in BenQ Corporation. Centrally carried pension expense increased to €598 million from €519 million a year earlier primarily due to a reduction in the discount rate assumption at September 30, 2005.

Financing and Real Estate

Siemens Financial Services (SFS)

	Fourth quarter ended September 30,			Fiscal year ended September 30,
(€ in millions)	2006	2005	% Change	2006	2005	% Change
Income before income taxes	120	50	140%	307	319	(4)%

Total assets				10,522	10,148	4%

Income before income taxes at SFS was €307 million in fiscal 2006 compared to €319 million a year earlier. While both periods included a special dividend related to an investment, the prior year also benefited from gains on the sale of an investment and the sale of a 51% stake in the real estate funds management business of Siemens Kapitalanlagegesellschaft mbH (SKAG). Total assets at the end of fiscal 2006 were 4% higher than at the end of the prior year due to expansion of the leasing business. Income before income taxes was €120 million in the fourth quarter, benefiting strongly from the special dividend mentioned above.

Siemens Real Estate (SRE)

	Fourth quarter ended September 30,			Fiscal year ended September 30,
(€ in millions)	2006	2005	% Change	2006	2005	% Change
Income before income taxes	30	30	0%	122	144	(15)%

Sales	446	433	3%	1,705	1,621	5%

Total assets				3,234	3,496	(7)%

Income before income taxes at SRE was €122 million in fiscal 2006, compared to €144 million a year earlier. While gains on sales of real estate increased year-over-year, SRE’s results for the year were influenced by higher costs for development projects and vacancy, as well as lower rental income. Total assets declined 7% primarily due to real estate disposals. In the fourth quarter, income before income taxes was level with the prior-year quarter.

Eliminations, reclassifications and Corporate Treasury
Income before taxes from eliminations, reclassifications and Corporate Treasury was €289 million compared to €298 million a year earlier. The difference was mainly due to negative effects from derivative activities not qualifying for hedge accounting at Corporate Treasury, which more than offset increased interest income from intra-company financing.

Income statement highlights in fiscal 2006
Net income improved to €3.106 billion in fiscal 2006. For comparison, net income of €2.248 billion a year earlier included a loss of €810 million on Siemens’ discontinued mobile devices business. Income from continuing operations in fiscal 2006 was €3.160 billion, up 3% from €3.058 billion a year earlier. Gross profit increased 10% year-over-year, as a majority of the Groups in Operations increased their earnings. Gross profit margin declined to 27.7% from 29.1% in fiscal 2005, including higher severance charges year-over-year at Com and SBS and lower gross profit at PG due to charges in the project business. R&D expenses increased to €5.685 billion from €5.155 billion a year earlier, particularly including higher outlays at Med and SV. Due to the significant increase of sales, however, R&D expenses as a percentage of sales declined to 6.5% from 6.8% a year earlier.

Marketing, selling and administrative expenses rose to €15.470 billion from €13.684 billion a year ago but decreased as a percentage of sales to 17.7% from 18.1% in the prior year.

Other operating income (expense), net was €205 million in fiscal 2006 compared to a negative €9 million in fiscal 2005. The prior year included the €262 million goodwill impairment at SBS. The current period included a positive effect of €70 million from the settlement of an arbitration proceeding, which more than offset the loss of €53 million on the Dematic sale. Income from investments in other companies increased to €647 million from €584 million, mainly due to higher gains from sales of investments in fiscal 2006.

Order and sales trends for fiscal 2006
Orders in fiscal 2006 were €96.259 billion, a 15% increase from €83.791 billion in the prior year. Sales of €87.325 billion were up 16% from €75.445 billion a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions (on an organic basis), orders climbed 6% and sales rose 8%. Growth was driven by international markets, where major orders were both numerous and well-distributed. International orders rose 18% year-over-year, to €79.736 billion and international sales increased 19%, to €71.080 billion. In Germany, orders rose 1% and sales increased 4% year-over-year, to €16.523 billion and €16.245 billion, respectively, primarily due to acquisitions between the periods under review.

Internationally, the fastest growth on a regional basis came in the Middle East/Africa/CIS, where orders rose 35%, to €10.910 billion, and sales climbed 33%, to €8.191 billion. Asia-Pacific orders grew 26%, to €15.058 billion, and sales increased 28%, to €12.871 billion. India led the major economies in this region, with orders surging 67%, to €1.962 billion, and sales climbing 47% to €1.202 billion. China continued to grow rapidly as well, from a larger base. Thus orders of €5.089 billion were up 23% year-over-year, and sales of €4.438 billion were 39% higher than in the prior year. In the Americas, orders and sales grew by 16% and 20%, respectively, benefiting from strong portfolio and currency translation effects. Within this trend, the U.S. posted orders of €18.509 billion and sales of €17.388 billion, for increases of 17% and 18%, respectively. In Europe outside Germany, orders and sales each rose 11%, to €29.117 billion and €27.105 billion, respectively, primarily due to acquisitions.

Liquidity for fiscal 2006
Net cash provided by operating and investing activities was €367 million in fiscal 2006, including cash outflows for discontinued operations of €372 million. In fiscal 2005, net cash used by operating and investing activities was €2.703 billion, including cash outflows for discontinued operations of €1.214 billion. On a continuing basis, operating and investing activities provided net cash of €739 million in fiscal 2006 compared to net cash used of €1.489 billion in fiscal 2005.

Continuing operations	Operations		SFS, SRE and Corporate Treasury*		Siemens
	Year ended September 30,
(€ in millions)	2006	2005	2006	2005	2006	2005
Net cash provided by (used in):
Operating activities	3,738	3,565	1,436	652	5,174	4,217
Investing activities	(3,115)	(4,787)	(1,320)	(919)	(4,435)	(5,706)

Net cash provided by (used in) operating and investing activities	623	(1,222)	116	(267)	739	(1,489)

*	Also includes eliminations and reclassifications.

Within Operations, net cash provided in operating activities was €3.738 billion in fiscal 2006 compared to €3.565 billion in fiscal 2005. The current period included higher cash payouts for severance at Com and SBS, totaling €612 million compared to €171 million a year earlier, while the prior-year period included €1.496 billion in supplemental cash contributions to Siemens pension plans. Net working capital within Operations increased by approximately €1.4 billion compared to approximately €0.3 billion a year earlier. The increase year-over-year was primarily driven by volume growth, along with improved net working capital turns at the majority of the Groups. Within Financing and Real Estate and Corporate Treasury, net cash provided by operating activities was €1.436 billion, up from €652 million a year earlier on higher proceeds from foreign currency derivatives.

Operations used net cash in investing activities of €3.115 billion in fiscal 2006, compared to €4.787 billion a year earlier. Outflows for acquisitions and investments totaled approximately €2.4 billion, including approximately €1.3 billion, net of cash acquired, for DPC. Cash used for acquisitions and investments a year earlier totaled approximately €3.0 billion, primarily for the fiscal 2005 acquisitions of VA Tech, Flender and CTI. Investing activities in the current period included €1.127 billion in net proceeds from the Infineon share sale. Within Financing and Real Estate and Corporate Treasury, net cash used in investing activities rose year-over-year primarily on a higher net investment in marketable securities.

To finance business growth, Siemens in the fourth quarter of fiscal 2006 issued U.S. dollar-denominated bonds in the amount of $5.0 billion (€3.9 billion), and euro- and British pound-denominated hybrid bonds in the amounts of €900 million and £750 million (€1.1 billion), respectively.

Funding status of pension plans
The funding status of Siemens’ principal pension plans on September 30, 2006, was an underfunding of approximately €2.7 billion compared to an underfunding of approximately €3.5 billion at the end of the prior fiscal year. The return on plan assets during fiscal 2006 was 6.6%, level to the expected return of 6.7%. A slight increase in the discount rate assumption at September 30, 2006, reduced Siemens’ projected benefit obligation.

Economic Value Added
Economic Value Added (EVA) for Siemens increased significantly to €1.263 billion in fiscal 2006 from €414 million a year earlier. Based on continuing operations, EVA was €1.324 billion in fiscal 2006 compared to €1.311 billion a year earlier.

Note: Starting today at 10.00 a.m. CET, we will provide a live video webcast of the annual press conference with CEO Dr. Klaus Kleinfeld and CFO Joe Kaeser. You can access the webcast at www.siemens.com/pressconference. You will also be able to download the presentation. On November, 10, 2006 at 11.00 a.m. CET, you can follow a conference with analysts and investors live on the Internet by going to www.siemens.com/analystconference.

All figures are preliminary and unaudited. A reconciliation of EVA to income from continuing operations is available at www.siemens.com/investors. In accordance with Siemens’ financial reporting for fiscal 2006, all figures are based on U.S. GAAP. Additionally, Siemens for the first time will prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as of and for the two consecutive fiscal years ended September 30, 2006, in accordance with IFRS 1 (governing first-time adoption). These first IFRS consolidated financial statements will be presented in December 2006 as supplemental information to our U.S. GAAP figures. They serve as the basis for Siemens’ primary IFRS reporting beginning with the first quarter of fiscal 2007.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Reference number: AXX200611.20 e
Corporate Communications	Wolfram Trost
Media Relations	80312 Munich
80312 Munich	Tel.: +49 89 636-34794 Fax: -32825
E-mail: wolfram.trost@siemens.com

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the fiscal years ended September 30, 2006 and 2005
(in millions of €)

													Net cash from						Amortization,
					Intersegment						Net capital		operating and						depreciation and
	New orders		External sales		sales		Total sales		Group profit(1)		employed(2)		investing activities				Capital spending(3)		impairments(4)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	9/30/06	9/30/05	2006		2005		2006	2005	2006	2005

Operations Groups
Communications (Com)(5)	13,571	12,869	12,752	11,901	328	300	13,080	12,201	283	421	1,357	1,799	355		621		388	479	280	386
Siemens Business Services (SBS)	5,014	6,531	3,667	3,964	1,490	1,409	5,157	5,373	(549)	(690)	458	296	(681)		(258)		284	340	290	516
Automation and Drives (A&D)(6)	14,108	10,674	11,285	9,018	1,563	1,348	12,848	10,366	1,572	1,253	4,249	3,691	1,041		404		651	1,199	279	255
Industrial Solutions and Services (I&S)(6)	9,025	7,189	7,752	5,255	1,067	1,052	8,819	6,307	289	167	1,640	1,775	177		474		252	70	132	107
Siemens Building Technologies (SBT)	5,235	4,518	4,670	4,301	126	114	4,796	4,415	234	181	1,834	1,453	(113)		122		232	149	103	104
Power Generation (PG)	12,532	10,964	10,068	8,042	18	19	10,086	8,061	782	951	2,942	2,625	336		239		603	556	215	196
Power Transmission and Distribution (PTD)	8,028	5,283	6,025	3,930	484	320	6,509	4,250	390	212	2,142	1,869	142		19		189	161	118	84
Transportation Systems (TS)	6,173	4,599	4,434	4,146	68	44	4,502	4,190	80	45	649	584	13		(551)		150	185	56	57
Siemens VDO Automotive (SV)	10,014	9,787	10,003	9,591	14	19	10,017	9,610	669	630	4,190	3,823	439		341		487	623	415	427
Medical Solutions (Med)	9,334	8,641	8,163	7,577	64	49	8,227	7,626	1,061	976	5,336	3,685	(392)		396		1,653	1,025	242	229
Osram	4,563	4,300	4,487	4,222	76	78	4,563	4,300	481	465	2,056	2,065	414		464		353	307	257	261
Other Operations(5)(6)(7)	4,964	4,325	3,129	2,692	1,699	1,528	4,828	4,220	(36)	76	1,943	1,692	(133)		268		205	172	134	241

Total Operations Groups	102,561	89,680	86,435	74,639	6,997	6,280	93,432	80,919	5,256	4,687	28,796	25,357	1,598		2,539		5,447	5,266	2,521	2,863
Reconciliation to financial statements
Corporate items, pensions and eliminations	(6,837)	(6,421)	87	77	(6,676)	(6,027)	(6,589)	(5,950)	(1,248)	(1,072)	(3,983)	(3,690)	(975	)(8)	(3,761	)(8)	171	470	44	29
Other interest expense	—	—	—	—	—	—	—	—	(355)	(191)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	58.884	59.787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	95,724	83,259	86,522	74,716	321	253	86,843	74,969	3,653	3,424	83,697	81,454	623		(1,222)		5,618	5,736	2,565	2,892

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	645	542	548	464	97	78	645	542	307	319	10,522	10,148	(219)		(344)		521	563	250	221
Siemens Real Estate (SRE)	1,705	1,621	255	265	1,450	1,356	1,705	1,621	122	144	3,234	3,496	187		202		270	212	192	203
Eliminations	(10)	(10)	—	—	(10)	(10)	(10)	(10)	—	—	(461)	(340)	(140	)(8)	(117	)(8)	—	—	—	—

Total Financing and Real Estate	2,340	2,153	803	729	1,537	1,424	2,340	2,153	429	463	13,295	13,304	(172)		(259)		791	775	442	424

Eliminations, reclassifications and Corporate Treasury	(1,805)	(1,621)	—	—	(1,858)	(1,677)	(1,858)	(1,677)	289	298	(5,869)	(8,553)	288	(8)	(8	)(8)	—	—	—	—

Siemens	96,259	83,791	87,325	75,445	—	—	87,325	75,445	4,371	4,185	91,123	86,205	739		(1,489)		6,409	6,511	3,007	3,316

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(5)	Com’s division Siemens Home and Office Communication Devices was reclassified to Other Operations as of June 30, 2006. Prior year information was reclassified for comparability purposes.

(6)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.

(7)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

(8)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended September 30, 2006 and 2005
(in millions of €)

													Net cash from						Amortization,
					Intersegment						Net capital		operating and						depreciation and
	New orders		External sales		sales		Total sales		Group profit(1)		employed(2)		investing activities				Capital spending(3)		impairments(4)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	9/30/06	9/30/05	2006		2005		2006	2005	2006	2005

Operations Groups
Communications (Com)(5)	3,292	3,318	3,609	3,405	109	90	3,718	3,495	(82)	57	1,357	1,799	429		349		123	145	24	101
Siemens Business Services (SBS)	1,095	1,801	854	1,080	423	422	1,277	1,502	(27)	(427)	458	296	(20)		156		64	118	64	324
Automation and Drives (A&D)(6)	3,468	2,947	3,103	2,789	448	381	3,551	3,170	451	344	4,249	3,691	465		(471)		181	1,035	77	111
Industrial Solutions and Services (I&S)(6)	2,129	2,184	2,167	1,845	310	301	2,477	2,146	82	60	1,640	1,775	110		316		74	47	38	46
Siemens Building Technologies (SBT)	1,402	1,163	1,355	1,263	48	37	1,403	1,300	87	84	1,834	1,453	2		71		67	38	28	35
Power Generation (PG)	2,738	3,318	2,923	2,340	1	5	2,924	2,345	145	256	2,942	2,625	77		263		152	99	61	61
Power Transmission and Distribution (PTD)	1,683	1,638	1,695	1,464	144	117	1,839	1,581	112	72	2,142	1,869	72		47		91	70	38	35
Transportation Systems (TS)	743	1,590	1,435	1,153	11	8	1,446	1,161	20	15	649	584	(41)		(58)		47	125	18	20
Siemens VDO Automotive (SV)	2,354	2,417	2,347	2,405	3	6	2,350	2,411	171	148	4,190	3,823	95		(42)		117	270	108	131
Medical Solutions (Med)	2,994	2,569	2,329	2,257	30	18	2,359	2,275	324	302	5,336	3,685	(997)		557		1,430	50	64	69
Osram	1,110	1,122	1,093	1,103	17	19	1,110	1,122	113	117	2,056	2,065	135		128		103	93	67	69
Other Operations(5)(6)(7)	1,237	1,259	762	779	497	447	1,259	1,226	(145)	(102)	1,943	1,692	37		421		36	(35)	22	138

Total Operations Groups	24,245	25,326	23,672	21,883	2,041	1,851	25,713	23,734	1,251	926	28,796	25,357	364		1,737		2,485	2,055	609	1,140
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,750)	(1,864)	44	27	(1,914)	(1,769)	(1,870)	(1,742)	(483)	(265)	(3,983)	(3,690)	(494	)(8)	(909	)(8)	65	421	37	25
Other interest expense	—	—	—	—	—	—	—	—	(90)	(79)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	58,884	59,787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	22,495	23,462	23,716	21,910	127	82	23,843	21,992	678	582	83,697	81,454	(130)		828		2,550	2,476	646	1,165

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	169	143	144	118	25	25	169	143	120	50	10,522	10,148	(334)		(295)		178	313	66	77
Siemens Real Estate (SRE)	446	433	63	78	383	355	446	433	30	30	3,234	3,496	144		165		67	52	51	65
Eliminations	(3)	(2)	—	—	(3)	(1)	(3)	(1)	—	—	(461)	(340)	(66	)(8)	(2	)(8)	—	—	—	—

Total Financing and Real Estate	612	574	207	196	405	379	612	575	150	80	13,295	13,304	(256)		(132)		245	365	117	142

Eliminations, reclassifications and Corporate Treasury	(491)	(440)	—	—	(532)	(461)	(532)	(461)	10	79	(5,869)	(8,553)	(224	)(8)	(37	)(8)	—	—	—	—

Siemens	22,616	23,596	23,923	22,106	—	—	23,923	22,106	838	741	91,123	86,205	(610)		659		2,795	2,841	763	1,307

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(5)	Com’s division Siemens Home and Office Communication Devices was reclassified to Other Operations as of June 30, 2006. Prior year information was reclassified for comparability purposes.

(6)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.

(7)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

(8)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the fiscal years ended September 30, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales	87,325	75,445	(1,858)	(1,677)	86,843	74,969	2,340	2,153
Cost of sales	(63,151)	(53,502)	1,858	1,677	(63,042)	(53,383)	(1,967)	(1,796)

Gross profit on sales	24,174	21,943	—	—	23,801	21,586	373	357
Research and development expenses	(5,685)	(5,155)	—	—	(5,685)	(5.155)	—	—
Marketing, selling and general administrative expenses	(15,470)	(13,684)	(3)	(1)	(15,123)	(13,395)	(344)	(288)
Other operating income (expense), net	205	(9)	(78)	(87)	116	(136)	167	214
Income from investments in other companies, net	647	584	—	—	538	492	109	92
Income (expense) from financial assets and marketable securities, net	337	297	(50)	92	400	255	(13)	(50)
Interest expense of Operations, net	(39)	(32)	—	—	(39)	(32)	—	—
Other interest income (expense), net	202	241	420	294	(355)	(191)	137	138

Income from continuing operations before income taxes	4,371	4,185	289	298	3,653	3,424	429	463
Income taxes(1)	(1,005)	(979)	(66)	(70)	(840)	(801)	(99)	(108)
Minority interest	(206)	(148)	—	—	(206)	(148)	—	—

Income from continuing operations	3,160	3,058	223	228	2,607	2,475	330	355
Income (loss) from discontinued operations, net of income taxes	(54)	(810)	—	—	(45)	(814)	(9)	4

Net income	3,106	2,248	223	228	2,562	1,661	321	359

Basic earnings per share
Income from continuing operations	3.55	3.43
Loss from discontinued operations	(0.06)	(0.91)

Net income	3.49	2.52

Diluted earnings per share
Income from continuing operations	3.39	3.29
Loss from discontinued operations	(0.06)	(0.87)

Net income	3.33	2.42

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three months ended September 30, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales	23,923	22,106	(532)	(461)	23,843	21,992	612	575
Cost of sales	(17,263)	(16,149)	532	461	(17,264)	(16,088)	(531)	(522)

Gross profit on sales	6,660	5,957	—	—	6,579	5,904	81	53
Research and development expenses	(1,568)	(1,547)	—	—	(1,568)	(1,547)	—	—
Marketing, selling and general administrative expenses	(4,302)	(3,786)	(2)	—	(4,208)	(3,732)	(92)	(54)
Other operating income (expense), net	26	(47)	(13)	(20)	(5)	(104)	44	77
Income from investments in other companies, net	101	150	—	—	35	147	66	3
Income (expense) from financial assets and marketable securities, net	(102)	(12)	(71)	9	(50)	2	19	(23)
Interest expense of Operations, net	(15)	(9)	—	—	(15)	(9)	—	—
Other interest income (expense), net	38	35	96	90	(90)	(79)	32	24

Income from continuing operations before income taxes	838	741	10	79	678	582	150	80
Income taxes	(138)	(192)	2	(20)	(109)	(151)	(31)	(21)
Minority interest	(60)	(52)	—	—	(60)	(52)	—	—

Income from continuing operations	640	497	12	59	509	379	119	59
Income (loss) from discontinued operations, net of income taxes	(26)	(420)	—	—	(17)	(421)	(9)	1

Net income	614	77	12	59	492	(42)	110	60

Basic earnings per share
Income from continuing operations	0.72	0.56
Loss from discontinued operations	(0.03)	(0.47)

Net income	0.69	0.09

Diluted earnings per share
Income from continuing operations	0.69	0.54
Loss from discontinued operations	(0.03)	(0.45)

Net income	0.66	0.09

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the fiscal years ended September 30, 2006 and 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from operating activities
Net income	3,106	2,248	223	228	2,562	1,661	321	359
Adjustments to reconcile net income to cash provided
Minority interest	213	158	—	—	213	158	—	—
Amortization, depreciation and impairments	3,012	3,426	—	—	2,570	3,001	442	425
Deferred taxes	(441)	(628)	(28)	(5)	(366)	(614)	(47)	(9)
Losses (gains) on sales and disposals of businesses and real estate, net	(77)	(226)	—	—	18	(98)	(95)	(128)
(Gains) on sales of investments, net	(188)	(49)	—	—	(175)	(49)	(13)	—
(Gains) on sales and impairments of marketable securities, net	(382)	(239)	—	—	(382)	(239)	—	—
(Income) from equity investees, net of dividends received	(160)	(277)	—	—	(133)	(263)	(27)	(14)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(2,313)	(717)	(2)	—	(2,321)	(709)	10	(8)
(Increase) decrease in accounts receivable, net	(881)	27	120	148	(1,049)	(143)	48	22
Increase (decrease) in outstanding balance of receivables sold	(153)	(7)	(80)	(28)	(73)	21	—	—
(Increase) decrease in other current assets	466	248	214	113	244	140	8	(5)
Increase (decrease) in accounts payable	259	89	15	(1)	180	103	64	(13)
Increase (decrease) in accrued liabilities	75	(144)	55	(39)	(2)	(39)	22	(66)
Increase (decrease) in other current liabilities	1,758	39	340	(332)	1,439	321	(21)	50
Supplemental contributions to pension trusts	—	(1,496)	—	—	—	(1,496)	—	—
Change in other assets and liabilities	687	669	(76)	(47)	820	709	(57)	7

Net cash provided by (used in) operating activities — continuing and discontinued operations	4,981	3,121	781	37	3,545	2,464	655	620
Net cash provided by (used in) operating activities — continuing operations	5,174	4,217	781	37	3,738	3,565	655	615
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(3,970)	(3,544)	—	—	(3,202)	(2,871)	(768)	(673)
Acquisitions, net of cash acquired	(2,055)	(2,450)	—	—	(2,052)	(2,369)	(3)	(81)
Purchases of investments	(389)	(652)	—	—	(369)	(631)	(20)	(21)
Purchases of marketable securities	(1,489)	(34)	(1,409)	(12)	(72)	(8)	(8)	(14)
(Increase) decrease in receivables from financing activities	(469)	(511)	(150)	(81)	—	—	(319)	(430)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	80	28	—	—	(80)	(28)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	1,317	977	—	—	952	641	365	336
Increase (decrease) from sales and dispositions of businesses	(260)	34	—	—	(260)	12	—	22
Proceeds from sales of marketable securities	2,701	356	986	20	1,709	321	6	15

Net cash provided by (used in) investing activities — continuing and discontinued operations	(4,614)	(5,824)	(493)	(45)	(3,294)	(4,905)	(827)	(874)
Net cash provided by (used in) investing activities — continuing operations	(4,435)	(5,706)	(493)	(45)	(3,115)	(4,787)	(827)	(874)
Cash flows from financing activities
Purchase of common stock	(421)	(219)	—	—	(421)	(219)	—	—
Proceeds from re-issuance of treasury stock	313	173	—	—	313	173	—	—
Proceeds from issuance of debt	6,701	—	6,701	—	—	—	—	—
Repayment of debt	(1,710)	(848)	(1,600)	(596)	(49)	(231)	(61)	(21)
Change in short-term debt	(1,762)	711	(1,244)	1,065	(419)	(270)	(99)	(84)
Dividends paid	(1,201)	(1,112)	—	—	(1,201)	(1,112)	—	—
Dividends paid to minority shareholders	(118)	(108)	—	—	(118)	(108)	—	—
Intracompany financing	—	—	(1,654)	(5,112)	1,335	4,738	319	374

Net cash provided by (used in) financing activities	1,802	(1,403)	2,203	(4,643)	(560)	2,971	159	269
Effect of exchange rates on cash and cash equivalents	(76)	37	(22)	3	(53)	33	(1)	1
Net increase (decrease) in cash and cash equivalents	2,093	(4,069)	2,469	(4,648)	(362)	563	(14)	16
Cash and cash equivalents at beginning of period	8,121	12,190	6,603	11,251	1,471	908	47	31

Cash and cash equivalents at end of period	10,214	8,121	9,072	6,603	1,109	1,471	33	47

Supplemental disclosure of cash paid for:
Interest	596	441
Income taxes	1,191	1,093

SIEMENS
CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
As of September 30, 2006 and 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	9/30/06	9/30/05	9/30/06	9/30/05	9/30/06	9/30/05	9/30/06	9/30/05
ASSETS
Current assets
Cash and cash equivalents	10,214	8,121	9,072	6,603	1,109	1,471	33	47
Marketable securities	596	1,789	417	—	159	1,772	20	17
Accounts receivable, net	15,149	17,122	—	(6)	10,886	12,758	4,263	4,370
Intracompany receivables	—	—	(15,736)	(15,489)	15,680	15,362	56	127
Inventories, net	12,790	12,812	(2)	(4)	12,735	12,744	57	72
Deferred income taxes	1,468	1,484	(45)	(178)	1,486	1,580	27	82
Assets held for disposal	7,189	245	(21)	—	7,205	245	5	—
Other current assets	4,205	5,230	286	506	2,893	3,746	1,026	978

Total current assets	51,611	46,803	(6,029)	(8,568)	52,153	49,678	5,487	5,693

Long-term investments	3,922	3,768	—	—	3,601	3,463	321	305
Goodwill	9,776	8,930	—	—	9,644	8,799	132	131
Other intangible assets, net	3,243	3,107	—	—	3,227	3,092	16	15
Property, plant and equipment, net	12,072	12,012	—	—	8,310	8,217	3,762	3,795
Deferred income taxes	5,133	6,321	1,197	1,541	3,845	4,743	91	37
Other assets	5,366	5,264	246	106	1,634	1,836	3,486	3,322
Other intracompany receivables	—	—	(1,283)	(1,632)	1,283	1,626	—	6

Total assets	91,123	86,205	(5,869)	(8,553)	83,697	81,454	13,295	13,304

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,175	3,999	1,429	3,049	534	564	212	386
Accounts payable	8,444	10,171	27	(1)	8,142	9,965	275	207
Intracompany liabilities	—	—	(16,542)	(15,998)	10,136	9,134	6,406	6,864
Accrued liabilities	9,109	10,169	148	115	8,799	9,898	162	156
Deferred income taxes	516	1,938	(363)	(475)	618	2,203	261	210
Liabilities held for disposal	5,545	289	(16)	—	5,561	289	—	—
Other current liabilities	13,151	13,058	462	222	12,396	12,559	293	277

Total current liabilities	38,940	39,624	(14,855)	(13,088)	46,186	44,612	7,609	8,100

Long-term debt	13,399	8,436	12,224	6,937	743	978	432	521
Pension plans and similar commitments	4,101	4,917	—	—	4,099	4,917	2	—
Deferred income taxes	450	427	151	(26)	185	274	114	179
Other accruals and provisions	4,058	5,028	65	91	3,650	4,519	343	418
Other intracompany liabilities	—	—	(3,454)	(2,467)	710	284	2,744	2,183

	60,948	58,432	(5,869)	(8,553)	55,573	55,584	11,244	11,401

Minority interests	702	656	—	—	702	656	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,116,087,241 and 1,113,295,461 shares, respectively
Issued: 891,087,241 and 891,085,461 shares, respectively	2,673	2,673
Additional paid-in capital	5,175	5,167
Retained earnings	28,488	26,583
Accumulated other comprehensive income (loss)	(6,863)	(7,305)
Treasury stock, at cost 415 and 9,004 shares, respectively	—	(1)

Total shareholders’ equity	29,473	27,117	—	—	27,422	25,214	2,051	1,903

Total liabilities and shareholders’ equity	91,123	86,205	(5,869)	(8,553)	83,697	81,454	13,295	13,304

Economic Value Added (EVA)
Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently.
EVA calculation for the fiscal years ended September 30, 2006 and 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Income from continuing operations	3,160	3,058	223	228	2,607	2,475	330	355
Minority interest	206	148	—	—	206	148	—	—
Income taxes(1)	1,005	979	66	70	840	801	99	108

Income from continuing operations before income taxes	4,371	4,185	289	298	3,653	3,424	429	463
Other interest income of Operations, net	355	191	—	—	355	191	—	—
Taxes and financial adjustments	(1,226)	(1,094)	(87)	(90)	(1,046)	(902)	(93)	(102)

Net operating profit from continuing operations after taxes	3,500	3,282	202	208	2,962	2,713	336	361

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2006	2005	2006	2005	2006	2005	2006	2005
Total assets	91,123	86,205	(5,869)	(8,553)	83,697	81,454	13,295	13,304
Other asset related and miscellaneous reconciling items (see table segment information)	—	—	—	—	(58,884)	(59,787)	—	—
Financial adjustments	—	—	—	—	848	927	—	—
Pension adjustment and average calculation(2)	—	—	—	—	3,166	3,133	—	—
Liabilities(3)	—	—	—	—	—	—	(11,244)	(11,401)

Average net operating assets for Operations (continuing operations)/ allocated equity for Financing and Real Estate	—	—	—	—	28,827	25,727	2,051	1,903

	2006	2005	2006	2005	2006	2005	2006	2005
Net operating profit from continuing operations after taxes	3,500	3,282	202	208	2,962	2,713	336	361
Capital charge(4)	(2,176)	(1,971)	(11)	(13)	(2,020)	(1,825)	(145)	(133)

EVA from continuing operations	1,324	1,311	191	195	942	888	191	228

EVA from discontinued operations	(61)	(897)	—	—	(51)	(897)	(10)	—

EVA from continuing and discontinued operations	1,263	414	191	195	891	(9)	181	228

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	The term “net operating assets” is the same as Net capital employed except the effects of financial adjustments and the fact that average net operating assets are calculated on a monthly basis. The average net operating assets of discontinued operations have been eliminated for both fiscal years.

(3)	As a result of allocated equity, liabilities are also partly allocated.

(4)	Capital charge for Eliminations, reclassifications and Corporate Treasury is risk-determined.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: November 9, 2006	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling